Filed by StoneCo Ltd.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Linx S.A.

(Commission File No.: 1-38954)

The following materials were made available by StoneCo Ltd. to investors on October 21, 2020.

LINX´s 2020 Extraordinary Shareholders’ Meeting

Meeting Information

▪	When: November 17, 2020, at 14:00 BRT.

▪	Where: Virtual meeting with participation through an electronic platform, with the possibility of sending remote voting bulletins, pursuant to article 4, paragraph 2, item II, of CVM Ruling No. 481/09 (“ICVM 481”). Additional information on how to access the electronic platform will be provided to shareholders prior to the meeting.

More information is provided at Linx’s website.

Summary of the Agenda (For full text of the Notice of Meeting, click here)

1	Approval of the Protocol and Justification of Merger of the Shares (“Protocol and Justification”) issued by Linx S.A. (“Linx”) into STNE Participações S.A. (“STNE”), entered into on October 2, 2020 among Linx, STNE, StoneCo Ltd. (“Stone”, STNE’s controlling shareholder) and DLP Capital LLC, and the merger of all of the shares issued by Linx into STNE (“Merger of Shares”).
2	Approval of the waiver regarding the entry of STNE in the Novo Mercado segment of the B3, within the scope of the Merger of Shares.
3	Approval of the waiver of any obligations of STNE to carry out a public tender offer for the acquisition of the shares of Linx, pursuant to Article 43 of the bylaws of Linx, within the scope of the proposed corporate reorganization set forth within the Protocol and Justification.
4	In the case that any of the items above are not approved at Linx’s 2020 extraordinary shareholders’ meeting (the “EGM”), authorization for Linx to continue interactions with Totvs S.A. (“Totvs”), in the event the effectiveness of the merger proposal from Totvs is extended.

The proposals described in items 1 through 3 of the agenda indicated above are legally interdependent resolutions. If any of the items listed above are rejected at the EGM, if the necessary corporate approvals are not obtained, or if the conditions precedent set forth in the Protocol and Justification are not satisfied, then the matters above that are otherwise approved at the EGM shall not be effective.

Georgeson has been retained as an adviser to STNE to contact directly investors which hold Linx shares in order to provide them with all relevant information regarding Linx´s EGM 2020.

Proxy & Governance Statement

Introduction

On August 11, 2020, Linx announced that it had signed a definitive agreement for STNE to merge its business with Linx (“Original Association Agreement”). On September 1, 2020, in response to suggestions received from certain shareholders of Linx, independent members of the Board of Directors of Linx (the “Independent Linx Board Members”) and the founding shareholders of Linx, STNE, Stone and Linx executed the first amendment to the Original Association Agreement (the “First Amended and Restated Association Agreement”) and other related transaction documents (the “Amended Agreements”).

The Amended Agreements were approved by the Independent Linx Board Members after STNE’s independent discussions with:

(i)	Independent Linx Board Members on the terms of the Original Association Agreement; and

(ii)	Linx’s founding shareholders on the terms of the Non-Competition and Other Covenants Agreements, as well as the Executive Engagement Agreement with Mr. Alberto Menache.

The Amended Agreements improved the attractiveness of the Transaction and addresses suggestions brought by the stakeholders mentioned above.

The First Amended and Restated Association Agreement was further amended on October 2, 2020 (the “Second Amended and Restated Association Agreement” and, together with the Original Association Agreement and the First Amended and Restated Association Agreement, the “Association Agreement”).

It is part of Stone’s culture to always act in the best interest of its clients, its team, shareholders and the overall society. The proposed transaction with Linx (the “Transaction”) represents a significant value creation opportunity for all stakeholders and will help accelerate Stone’s mission of empowering Brazilian merchants of all sizes to manage their business more effectively through technology.

Key changes agreed since August 11

STNE and Linx have agreed to certain key changes to the terms of the Transaction announced on August 11, including the following:

1.	Increase in the total consideration: each Linx share will receive cash consideration of R$31.56 plus 0.0126774 Class A common shares of Stone (the “Stone Class A Shares”), increasing the total consideration to R$35.10, based on Stone’s closing price as of August 31, 2020, a 47% premium to Linx’s unaffected1 60-day VWAP. Considering Stone´s closing price as of October 20, 2020, total consideration is R$35.75 per Linx share, a 50.0% premium to Linx´s unaffected 60-day VWAP.

2.	Reduction in Break-up Fee: maximum break-up fee was reduced to R$453.75 million and the amount to be paid by Linx in case the Transaction is not approved by the EGM was reduced to R$112.5 million.

The revised terms and the amendments to the Original Association Agreement were discussed with and approved by the Independent Linx Board Members, with the abstention of voting and participation of Linx founding shareholders.

Main changes to the agreements with the founding shareholders are as follows:

1)	Amendment to the Executive Engagement Proposal with Mr. Alberto Menache: Reduction in the term of the agreement to 1 year and the remuneration in shares was removed from the compensation package.

1  Period preceding August 7, which was the Reference Date in the Association Agreement.

2)	Amendment to the Non-Competition Agreement and Other Covenants with Mr. Alberto Menache: Extension of the non-competition agreement to 5 years granting a total of 340,476 Stone Class A Shares, 1/5 (one fifth) of the total amount, per year.

3)	Amendment to the Non-Competition Agreement and Other Covenants with Mr. Nércio José Monteiro Fernandes: Extension of the non-competition agreement to 5 years granting a total of 268,797 Stone Class A Shares, 1/5 (one fifth) of the total amount, per year.

4)	Amendment to the Non-Competition Agreement and Other Covenants with Mr. Alon Dayan: Extension of the non-competition agreement to 5 years granting a total of 53,759 Stone Class A Shares, 1/5 (one fifth) of the total amount, per year.

The new terms of the agreements described above were negotiated exclusively between STNE´s advisors and Linx’s founding shareholders, separately from the negotiation of the First Amended and Restated Association Agreement.

On October 2, 2020, Linx announced that the Board of Directors of Linx (the “Linx Board”) has:

(i)	Approved the issuance of a Call Notice for an Extraordinary Shareholders Meeting to consider the Transaction, to be held on November 17, 2020;

(ii)	Issued a voting recommendation to its shareholders for the acceptance of the Transaction; and

(iii)	approved and issued the Protocol and Justification, confirming the key terms of the Transaction.

Linx has also released a series of documents providing the details of the voting recommendation of the Linx Board and the Independent Linx Board Members for the approval of the Transaction. During the process of recommendation to Linx´s shareholders, the Linx Board and Independent Linx Board Members took into consideration different aspects not only of the Transaction with Stone but also the proposal made to Linx by Totvs, a Brazilian software company.

The recommendation of the Linx Board considered different factors, including, among others, the following:

(i)	the conditions of the proposal from Totvs (the “Totvs Proposal”), which create uncertainties related to the maintenance of the amount to be paid for the Linx shares;

(ii)	the information of BR Partners that, based on the financial evaluation prepared by request of the Independent Linx Board Members, indicated that, in comparison with the Totvs Proposal, the Transaction presents, on the date of the analysis, a more advantageous economic result for the Linx shareholders;

(iii)	the respective and different fairness opinions presented by BR Partners and Goldman Sachs, which concluded on their dates that exclusively under an economic-financial standpoint, the terms and conditions of the Transaction, pursuant to the Association Agreement and the Protocol and Justification, were fair to the Linx shareholders, subject to the assumptions, procedures and matters considered and the qualifications and limitations regarding the evaluation as disclaimed during their preparation, given that Goldman Sachs’ fairness opinion was presented orally and later confirmed through the delivery of a written opinion dated as of October 1, 2020;

(iv)	the impossibility of a precise evaluation of the gains resulting from synergies among Totvs and Linx, due to Totvs’s decision not to present the details of such information to the Independent Linx Board Members;

(v)	greater chance of approval, or of approval without any restrictions, of the Transaction by the Administrative Council for Economic Defense of Brazil (“CADE”), or even the possibility of approval with restrictions, given that such restrictions may be less burdensome in the Transaction in comparison to the Totvs Proposal, pursuant to the presented opinions;

(vi)	the uncertainty about the binding nature of the Totvs Proposal, considering the conditions it imposes on the maintenance of the proposal validity;

(vii)	the uncertainty of the term regarding the effectiveness of Form F-4 associated with the Totvs Proposal;

(viii)	the confirmation that the penalties included in the Association Agreement are valid, usual in this type of transaction and reasonable considering the circumstances of the case at hand, and that they do not create any undue restriction on the voting rights of the Linx shareholders related to the Transaction;

(ix)	the lack of penalties in the Totvs Proposal for withdrawal and noncompliance with the obligations by Totvs makes Linx insecure; and

(x)	that after considering all the above mentioned factors, the comparison between the proposals, whether carried out in this moment or after the effectiveness of Totvs’ Form F-4, shows that the Transaction is the one that best meets the interests of Linx and its shareholders, involving an important amount and a lower level of legal and financial uncertainty.

After evaluating the aspects above, as detailed in the Minutes of Linx’s Board Meeting, as well as the Minutes of Linx’s Independent Committee Meeting as of October 1, 2020, the Linx Board, its Independent Board Members and Linx management recommended Linx’s shareholders to vote favourably for a transaction with Stone at Linx’s EGM to be held on November 17, 2020.

For more information about the Second Amended and Restated Association Agreement that was entered into on October 2nd please see the following link.

Comparison with Alternative Offer from Totvs

The table below shows a comparison between Linx transaction with Stone with the alternative proposal by Totvs.

Transaction elements	Stone transaction	Totvs proposal	Experts´ Opinions
Recommendation by Linx Board and Management	Stone executed the Merger Protocol with Linx. The Transaction was recommended by Linx management and unanimously recommended by the Linx Board and the Independent Committee of the Linx Board	There is no deal signed with Linx. Totvs has provided a draft proposal to Linx, with elements made available to the Linx Board through public releases	Not Applicable
Total consideration per Linx share (R$/share), as of October 20, 2020

•  R$35.75[2] per share

•  50.0% premium to VWAP 60-days of unnaffected price.

Total consideration was higher than Totvs´proposal on 85% of the days since the new terms of the Stone transaction were announced on September 1, 2020.

•  R$34.77[3] per share

•  45.9% premium to VWAP 60-days of unnaffected price.

Total consideration was lower than Stone´s proposal on 85% of the days since the new terms of the Stone transaction were announced on September 1, 2020

•  Goldman Sachs[4]: “It is our opinion that […] the Consideration to be paid to holders […] of Shares pursuant to the Agreements is fair from a financial point of view to such holders”

• BR Partners[4]: “[…] The total aggregate transaction consideration, from an exclusively financial point of view, is fair to the Company shareholders, considering the current market conditions”

• Wall Street Research 1: “While the Linx acquisition is pricey, with LTM multiples of 32x adjusted EV/EBITDA and 7x EV/Sales, we like the acquisition”

Cash vs. shares in total consideration (as of October 20, 2020)

• R$31.56 per share in cash

• R$4.19 per share in StoneCo Class A shares[5]

• Consideration consists of payment of approximately 90% in cash, which reduces the volatility of the total consideration value offered

• R$6.20 per share in cash

• R$28.57 per share[6] in common shares of Totvs

• Consideration consists of payment of more than 80% in shares, which results in higher volatility of the total consideration value and less

• Wall Street Research 2: “On economics, we prefer Stone’s cash-based bid”

2 As total consideration includes a portion in STNE shares, it varies according to STNE stock price. Total consideration of R$35.75 considers STNE share price as of October 20, 2020 of $59.20 and exchange rate (USD/BRL) of 5.5827 (PTAX) as of October 20, 2020

3 As total consideration includes a portion in Totvs shares, it varies according to Totvs stock price. Total consideration of R$34.77 considers Totvs share price as of October 20, 2020 of R$28.57

4 Advisors hired by Linx independent board members

5 Linx shareholders to receive 0.0126774 StoneCo Class A shares, equivalent to R$4.19 as of October 20, 2020, given STNE share price as of October 20th, 2020 of $59.20 and exchange rate (USD/BRL) of 5.5827 (PTAX) as of October 20, 2020

6 Considers Totvs stock price as of October 20, 2020

•  BDR program to facilitate delivery of Stone shares to holders of Linx shares in Brazil

•  High price with low volatilty: higher price in 85% of the days since the terms of the new offer were announced on September 1, 2020 certainty regarding its intrinsic value
Antitrust (CADE Approval)

•    Faster process (expected from 4 to 6 months) and lower risk of non-approval

•    Stone is required to pay Linx R$454MM if the transaction is not approved by CADE (or if Stone breaches the Merger Agreement)

• Totvs pays Linx lower break-up fee (R$100MM vs. R$454MM of Stone) if the transaction is not approved by CADE

•  Afonso Arinos[7]: “Linx and Stone transaction does not generate horizontal or vertical concentration. […] In conclusion, the transaction could only generate efficiency gains, to be appropriated by the two companies and clients […]”

•  Leonardo Rezende[8]: “[…] there is no market overlap, nor a substantial increase in market power in this case, and there is nothing that seems like an obstacle to the approval of this merger.”

•  Demarest Advogados[9]: “from an antitrust perspective, the Competing Offer implies risks that are considerably higher than the ones in the transaction with Stone”

•  VMCA[9]: “the Competing Offer has less expressive chances to be approved without any restrictions in comparison to the Stone Offer. […] the Competing Offer would be subject to more significant

7 Afonso Arinos has a PhD in Economics from Chicago University. Former CADE commissioner, he is currently an Associate Professor at Fundação Getúlio Vargas (FGV) and is an expert in Industrial Organization and Antitrust

8 Leonardo Rezende has a PhD in Economics from Stanford University. He is currently an Associate Professor at Pontifícia Universidade Católica do Rio de Janeiro (PUC-Rio) and is an expert in Industrial Organization and Antitrust

9 Advisors hired by Linx independent board members

(structural) remedies than the ones occasionally applicable to the Stone Offer” • Wall Street Research 3: “We expect no restrictions from CADE”
Shareholders Approval	Transaction was approved by the Stone Board, which owns 100% of STNE Participações, the acquirer entity	Competing proposal still subject to Totvs shareholders approval, with no associated break-up fee to Linx in case the transaction is not approved	Not Applicable
Funding of the transaction	Stone has already raised the funds needed to execute the transaction, through a follow-on offering that raised approximately R$8 billion in August 2020	Totvs Board approved the issuance of R$1.5bn debt on October 7, 2020, potentially to support funding of the transaction, which may increase leverage and risk of the combined company	Not Applicable
Effective F-4	Stone’s Form F-4 is effective with the SEC	Totvs’s Form F-4 is not yet effective with the SEC.	Not Applicable

Key elements of the transaction

The parties agreed that the integration of STNE’s and Linx’s activities, if approved by Linx shareholders, is to be implemented by the following means:

(i)	The Merger of Shares, with Linx’s shareholders being assigned class A and class B preferred shares issued by STNE, which are mandatorily redeemable; and

(ii)	The redemption of the totality of such new preferred shares issued by STNE (“Share Redemption”), upon the payment of (a) a sum in cash and (b) the delivery of Stone Class A Shares traded on the Nasdaq Global Select Market or the delivery of Brazilian Depositary Receipts of Stone (each representing one Stone Class A Share, the “Stone BDRs”) which shall be registered with the CVM and admitted for trading at B3, as the case may be.

Linx’s shareholders shall be assigned in exchange for each Linx common share one (1) STNE class A preferred share subject to mandatory redemption, and one (1) STNE class B preferred share subject to mandatory redemption, issued by STNE (“New STNE Shares”).

The New STNE Shares shall have the rights and benefits attributed thereto on the terms of STNE’s Bylaws. The New STNE Shares shall not have the right to vote, shall have priority in the capital reimbursement in the case of liquidation, with no premium, and shall be automatically redeemed after the completion of the Merger of Shares.

Immediately after the implementation of the Merger of Shares, the Share Redemption shall occur as follows:

(a) the holders of STNE class A preferred shares shall receive, as compensation for the Share Redemption, thirty-one Reais and fifty-six centavos (R$31.56) in cash per share, updated pro rata die according to the six-month Certificate of Interbank Deposit rate variation from the date which is six months after August 11, 2020 until the date of the actual payment of the consideration; and

(b) the holders of STNE class B preferred shares shall receive, as compensation for the Share Redemption,

▪	zero point zero one two six seven seven four (0.0126774) Stone Class A Shares per share; or

▪	zero point zero one two six seven seven four (0.0126774) Stone BDRs per share.

The holders of American Depositary Shares (ADS) issued by Linx (the “Linx ADSs”) will receive Stone Class A Shares and the holders of common shares of Linx will receive Stone BDRs, in each case in relation to the STNE class B preferred shares issued to such shareholder.

Approvals

The implementation of the Transaction is conditioned upon, among other things:

i.	The effectiveness by the United States Securities and Exchange Commission (“SEC”) of Stone's registration statement on Form F-4 in respect of the Stone Class A Shares to be issued to Linx shareholders.

ii.	Prior approval by the Brazilian antitrust authority, CADE.

iii.	Approval by the Linx shareholders at the Linx EGM, authorization for STNE to not list in the Novo Mercado, and exemption for STNE to carry out the tender offer provided for in Section 43 set forth in Linx’s bylaws.

iv.	Approval by the STNE shareholders of the redemption of the mandatorily redeemable STNE preferred shares granted to Linx’s shareholders in exchange for cash and Stone Class A Shares or Stone BDRs, as described above, at a shareholders meeting of STNE.

v.	The Stone BDRs shall be registered with the CVM and admitted to trading at B3.

Regarding condition (i) above, on October 5, 2020, the SEC has declared Stone´s F-4 form effective

Rationale of the Transaction

The transaction will result in a powerful combination between the leading retail software platform and the #1 independent financial platform in Brazil, accelerating Stone’s mission of empowering Brazilian merchants of all sizes to manage their businesses more effectively through technology and creating a company that is more disruptive and able to innovate and compete. The transaction aims to combine Linx’s deep expertise in vertical software and omnichannel solutions with Stone’s powerful technology and financial services capabilities, its strong client-centric culture and powerful distribution channels.

Stone and Linx have complementary strategies and the integration of the companies´ activities shall enable the capture of synergies and value generation mainly by:

I.	Providing Linx’s 70,000 clients with access to Stone’s best-in-class solutions, including its payments technology, financial services and customer support capabilities through a more convenient and powerful integrated solution.

II.	Extending Stone’s offerings to penetrate the small-and-medium businesses (“SMB”) software market by leveraging the strengths of Stone’s business model (such as SMB focus, integrated technology, high quality service and direct distribution) to adapt Linx’s vertical solutions to meet the needs of smaller merchants and distribute software more effectively into the SMB market.

III.	Providing merchants with the tools to seamlessly adapt to a complex omnichannel world, by integrating their physical offline operations to a growing number of digital commerce channels (such as their own website, numerous online marketplaces and social media apps) through the combination of Linx’s digital solutions and Stone’s fintech-as-a-service platform. Such full omnichannel commerce platform will be well positioned to serve and empower the digital commerce revolution in Brazil.

Besides the benefits to clients, Stone believes the Transaction represents the best alternative for Linx shareholders and employees:

I.	Shareholders: STNE has fully approved and has all funds needed to complete the Transaction which has low anti-trust risk, providing a high degree of deal certainty to Linx shareholders. The total consideration of R$ 35.75 per Linx share (as of October 20, 2020), mainly in cash, crystalizes a significant premium of 50% to Linx unaffected VWAP 60-days. Also, the R$454 million to be paid by STNE in case Brazilian antitrust authority CADE does not approve the transaction provides further protection to Linx shareholders.

II.	Employees: promoting Stone’s model and culture of client-centricity to help Linx put clients at the center of all their product design, processes and operations, leveraging on an amazing and talented team of hard-working people

Market reaction

Upon the announcement of the deal, most analysts highlighted that the Transaction was strategically positive. The share price of Linx has increased by 31% on August 11st (day of announcement). Analysts Vision:

“We see the strategic merit of the potential transaction as it could add significantly to Stone's software solutions and future potential clients.”

“We expect no restrictions from CADE.”

“While the Linx acquisition is pricey, with LTM multiples of 32x adjusted EV/EBITDA and 7x EV/Sales, we like the acquisition.”

“On economics, we prefer Stone’s cash-based bid.”

On September 1, 2020, new offer terms were announced, and minority shareholders provided Stone with positive feedback to the revised terms of the proposed Linx acquisition.

CONTACT

You may contact Stone at:

Rafel Martins. Investor Relations Executive Officer
rafael.martins@stone.com.br

You may also contact Georgeson, which has been retained by Stone to facilitate communications between Stone and Linx shareholders with respect to its 2020 EGM.

Georgeson is fully available to provide you with any additional information or material related to the 2020 EGM, at the following contact:

Georgeson Spain
Carlos Sáez Gallego
c.saez@georgeson.com

Georgeson USA
Edward Greene
Egreene@georgeson.com

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

Additional Information and Where to Find It

In connection with the Transaction, Stone and Linx have filed relevant materials with the SEC including a registration statement of Stone on Form F-4. The Form F-4 contains a prospectus and other documents. INVESTORS AND SECURITY HOLDERS OF STONE AND LINX ARE URGED TO READ THE FORM F-4 AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STONE, LINX AND THE TRANSACTION AND RELATED MATTERS. The Form F-4 and all other documents filed with the SEC in connection with the Transaction will be available when filed, free of charge, on the SEC’s website at www.sec.gov. In addition, the Form F-4 and all other documents filed with the SEC in connection with the Transaction will be made available, free of charge, to U.S. shareholders of Stone on Stone’s website at http://www.stone.co.

FORWARD LOOKING STATEMENTS

This communication contains certain statements that are “forward-looking” statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Words such as “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “hope”, “intend”, “may”, “might”, “should”, “would”, “will”, “understand” and similar words are intended to identify forward looking statements. These forward-looking statements include, but are not limited to, statements regarding the Transaction. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the agreements relating to the Transaction, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Transaction, the risk that any announcements relating to the Transaction could have adverse effects on the market price of the shares of Stone or Linx, the risk that the Transaction and its announcement could have an adverse effect on the ability of Stone and Linx to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, and other factors. All such factors are difficult to predict and are beyond Stone’s control, including those detailed in Stone’s annual reports on Form 20-F and current reports on Form 6-K that are available on its website at http://www.stone.co and on the SEC’s website at http://www.sec.gov. Stone’s forward-looking statements are based on assumptions that Stone believes to be reasonable but that may not prove to be accurate. Stone undertakes no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances that occur, or which we become aware of, except as required by applicable law or regulation. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.